March 16, 2009
Via Electronic Submission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director

Subject:	Alkermes, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed May 30, 2008
File No. 001-14131
Dear Mr. Riedler:
     We are requesting an extension of time to file our response to the matters addressed in your letter dated March 4, 2009. We request an extension to respond on or before March 31, 2009.
     If you have any questions with regard to this correspondence, please contact me at (617) 583-6651.

Sincerely,
/s/ Iain M. Brown
Iain M. Brown
Vice President of Finance